
02005812

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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SEC FILE NUMBER
8-49610

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

REPUBLIC EQUITIES OF AMERICA, LTD

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 MONMOUTH STREET
(No. and Street)

RED BANK	NJ	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DELIA REDZAJ — (800) 296-5685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN BUREN & HAUKE, LLC, CPA's
(Name - if individual, state last, first, middle name)

63 WALL STREET, SUITE 2501	NEW YORK	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

REPUBLIC EQUITIES OF AMERICA, LTD.
(SEC I.D. No. 8-49610)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

REPUBLIC EQUITIES OF AMERICA, LTD

TABLE OF CONTENTS

AFFIRMATION

I, Delia Redzaj, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Republic Equities Of America, Ltd (Company) at December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Delia Redzaj

Delia Redzaj,
Director of operations
Finop

Sworn and subscribed to before me this 21st day of February, 2002.

Joanne Pappas

JOANNE PAPPAS
Notary Public of New Jersey
My Commission Expires May 21, 2003

VB&H | Van Buren & Hauke, LLC
Certified Public Accountants | 63 Wall Street
Suite 2501
New York, New York 10005 | Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Republic Equities of America, Ltd.

We have audited the accompanying balance sheet of Republic Equities of America, Ltd. as of December 31, 2001 and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Equities of America, Ltd. as of December 31, 2001, and the results of its operations, cash flows, and changes in Stockholders' equity for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, NY
February 4, 2002

REPUBLIC EQUITIES OF AMERICA, LTD.
BALANCE SHEET
December 31, 2001

ASSETS

Cash	$	114,013
Clearing deposit		25,000
Marketable securities, at market value		1,615
Organization costs, net of accumulated amortization of $11,334		4,666
Other assets		878
Total Assets	$	146,172

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	32,454
Total Liabilities		32,454
Contingencies		
Stockholder's Equity:		
Preferred stock $.001 par value:		
Series A - 10,000 shares authorized; redemption value $1,000 per share; 855 shares issued and outstanding		1
Series B - 10,000 shares authorized; nonredeemable; convertible; 855 shares issued and outstanding		1
Common stock, $.001 par value; 1,000,000 shares authorized, 1 share issued and outstanding		-
Additional paid-in capital		1,504,188
Accumulated (deficit)		(1,390,472)
Total Stockholder's Equity		113,718
Total Liabilities and Stockholder's Equity	$	146,172

See accompanying notes.

REPUBLIC EQUITIES OF AMERICA, LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commission income	$	1,435,826
Other income		54,934
Interest income		985
Total Revenues		1,491,745
Costs and Expenses:		
Loss on securities sales		25,340
Clearing charges		114,886
Quote fees		-
License and registration fees		50,708
Professional fees		50,985
Employee compensation and related taxes		968,921
Office supplies and expense		4,119
Amortization		4,000
Sales expenses		258,400
Total Costs and Expenses		1,477,360
Income before provision for income taxes		14,385
Provision for income taxes		
Federal		2,000
(Less) utilization of net operating loss		(2,000)
Net income	$	14,385

See accompanying notes.

REPUBLIC EQUITIES OF AMERICA, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Income before provision for income taxes	$ 14,385
Adjustment to reconcile net income to net cash provided by operating activities:	
Amortization	4,000
Changes in:	
Receivable from clearing broker	21,817
Marketable securities	(1,615)
Prepaid expenses	19,355
Accounts payable and accrued expenses	16,683
Other receivables	7,210
Net Cash Provided By Operating Activities	81,835
Net Increase In Cash	81,835
Cash at beginning of the year	32,178
Cash at end of the year	$ 114,013

See accompanying notes.

REPUBLIC EQUITIES OF AMERICA, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Preferred Stock Series A	Preferred Stock Series B	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance, January 1, 2000	$ 1	$ 1	$ -	$ 1,617,998	$ (1,207,476)	$ 410,524
Shareholder Distribution	-	-	-	(113,810)	-	(113,810)
Net (loss)	-	-	-	-	(197,382)	(197,382)
Balance, December 31, 2000	1	1	-	1,504,188	(1,404,857)	99,333
Income before provision for income taxes	-	-	-	-	14,385	14,385
Balance, December 31, 2001	$ 1	$ 1	$ -	$ 1,504,188	$ (1,390,472)	$ 113,718

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Republic Equities of America, Ltd. (the "Company") was formed on August 15, 1996 and registered as a broker/dealer on June 11, 1997. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is engaged in the general securities business, buying and selling securities in agency or riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker/dealer and is exempt from Securities and Exchange Commission Rule 15c-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Dain Rauscher Incorporated (DRI), all securities transactions of the Company are cleared through DRI and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by DRI.

The Company is a wholly-owned subsidiary of Republic Associates, Ltd. (parent).

The Company has a December 31 year-end.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Organization Costs
The Company's organization costs are being amortized over a five-year period using the straight-line method.

Income Taxes
As of December 31, 2001, the Company had a net operating loss carryforward of approximately $1.4 million, which can be carried forward to offset future taxable income in varying amounts through December 31, 2020. At December 31, 2001, such loss gives rise to a deferred tax asset which has been offset entirely by a valuation allowance because the realization is uncertain.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $ 109,751, which was in excess of its required net capital of $5,000.

4. STOCKHOLDERS' EQUITY

The Company issued 855 shares of Series A preferred stock in 1997. The shares are redeemable at $1,000 per share at the Company's option.

The Company issued 855 shares of Series B preferred stock in 1997. Upon redemption of the Series A preferred stock, the holders of Series B preferred stock shall be entitled to receive a preferential dividend or dividends equal, in the aggregate, to $100 per share when declared by the Board of Directors. Upon receipt of the aggregate dividend amount, the aggregate of all of the Series B preferred stock shall automatically convert into common stock as per the formula provided for in the Articles of Incorporation.

5. RELATED PARTIES

During 2001, the Company paid $ 259,400 to its parent company for sales advisory expense. The Company, at its sole discretion, determined to pay its parent 30% of gross income, excluding interest income, as a non-recurring fee for sales advice, training, and administration.

6. CONCENTRATION OF CREDIT RISK

The Company keeps all of its cash with one bank which is a highly capitalized institution.

7. CONTINGENCIES

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

SUPPLEMENTARY INFORMATION

REPUBLIC EQUITIES OF AMERICA, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:	
Total Stockholders' equity	$ 113,718
Non-allowable assets and deductions:	
Organization costs	4,666
Other assets	878
	5,544
Net capital before haircuts on securities positions	108,174
Haircuts on securities positions	1,615
Net Capital	$ 106,559
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 32,454
Percentage of aggregate indebtedness to net capital	30%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 101,559

The above computation does agree with the December 31, 2001 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&H | Van Buren & Hauke, LLC
Certified Public Accountants | 63 Wall Street
Suite 2501
New York, New York 10005 | Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Republic Equities of America, Ltd.

In planning and performing our audit of the financial statements and supplementary information of Republic Equities of America, Ltd. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, NY
February 4, 2002

Van Buren & Hauke, LLC
Certified Public Accountants